UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

Aceragen, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00445F109
(CUSIP Number)

Christopher J. Hubbert 1375 East Ninth Street, 29th Floor Cleveland, Ohio 44114 216-696-8700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00445F109	Page 2 of 4

1	NAME OF REPORTING PERSONS Atul Chopra, MD, PhD, as trustee of the Chopra Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,469,482
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,469,482
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,469,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Schedule 13D relates to shares of the common stock, par value $0.001 per share (the “common stock”), of Aceragen, Inc. (the “Company”), a Delaware corporation with principal executive offices at 505 Eagleview Blvd., Suite 212, Exton, Pennsylvania 19341, beneficially owned by Dr. Atul Chopra.

Item 2. Identity and Background.

(a)         This Schedule 13D is filed by Atul Chopra, MD, PhD, as trustee of the Chopra Revocable Trust (the “Trust”). Dr. Chopra is the sole trustee of the Trust.

(b)         Dr. Chopra’s residential address is 4002 White Oak Trail, Beachwood, Ohio 44122.

(c)         Dr. Chopra is a physician-scientist and medical geneticist specializing in rare genetic disorders of metabolism and energy balance practicing at University Hospitals at 11100 Euclid Avenue, Cleveland, Ohio 44106.

(d)         During the last five years, Dr. Chopra has not been convicted in any criminal proceeding (excluding traffic violations).

(e)         During the last five years, Dr. Chopra has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         Dr. Chopra is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Effective September 28, 2022, the Company issued 1,469,482 shares of common stock (the “Shares”) to Dr. Chopra in connection with the Company’s acquisition via merger of Aceragen, Inc. from Dr. Chopra and other owners of Aceragen.

Item 4. Purpose of Transaction.

Dr. Chopra acquired the Shares in connection with the Company’s acquisition of Aceragen, Inc. Dr. Chopra does not have any plans or proposals which relate to or would result in any of the events enumerated in Item 4 of Regulation 13d-101 under the Securities and Exchange Act of 1934 (“Regulation 13d-101”).

Item 5. Interest in Securities of the Issuer.

(a)         Dr. Chopra is the record and beneficial owner of 1,469,482 shares of common stock, which is 17.4% of the Company’s outstanding common stock assuming 8,461,063 shares of common stock outstanding as reported by the Company on January 17, 2023.

(b)         Dr. Chopra has the sole power to vote and to dispose of the Shares.

(c)         Dr. Chopra has not engaged in any transactions in the common stock since acquiring the Shares.

(d)         Dr. Chopra has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Dr. Chopra is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company required to be disclosed pursuant to Item 6 of Regulation 13d-101.

Item 7. Material to be Filed as Exhibits.

Dr. Chopra is not a party to any agreement required to be filed pursuant to Item 7 of Regulation 13d-101.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2023	/s/ Atul Chopra
Atul Chopra, MD, PhD, as trustee of the Chopra Revocable Trust